May 28, 2019

Jaime P rez Renovales
Chief Legal Officer
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, NY 10022

       Re: Banco Santander, S.A.
           Registration Statement on Form F-4
           Filed May 17, 2019
           File No. 333-231581

Dear Mr. P rez Renovales:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Nicholas A. Kronfeld, Esq.